UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number:
001-33574
MAG SILVER CORP.
(Exact name of registrant as specified in its charter)

#801 – 815 Hastings St. W
Vancouver, British Columbia
Canada V6C 1B4
604-684-1175
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Shares of MAG Silver Corp., no par value
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:
Common Shares of MAG Silver Corp.: One (1) *

* Effective September 4, 2025, the Registrant and Pan American Silver Corp. (“Pan American”) completed a court-approved statutory plan of arrangement under the Business Corporations Act (British Columbia) pursuant to which Pan American acquired all of the issued and outstanding shares of the Registrant.

Pursuant to the requirements of the Securities Exchange Act of 1934, MAG Silver Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

MAG Silver Corp.
Date: September 15, 2025	By:	/s/ “Delaney Fisher”
Name: Delaney Fisher
Title: SVP, Legal and Secretary